Exhibit 99.1

Brookfield Business Partners Announces Sale of Assets to Seed
New Evergreen Private Equity Strategy

•	Transaction enables Brookfield Business Partners to monetize a partial interest in three businesses at a value accretive to the trading price of its units and shares

•	Provides new evergreen private equity strategy with an immediate, diversified portfolio

•	The Transaction was subject to a rigorous, independent review process which included a fairness opinion provided by an independent third-party financial advisor

BROOKFIELD, News, July 3, 2025 – Brookfield Business Partners (NYSE: BBU, BBUC; TSX: BBU.UN, BBUC), today announced that it has reached an agreement to sell a portion of its interest in three businesses (the “Transaction”) to a new evergreen private equity strategy (the “New Fund”) targeting high-net-worth investors, managed by Brookfield Asset Management.

Under the terms of the Transaction, Brookfield Business Partners will sell an approximate 12% interest in its engineered components manufacturing operation (“DexKo”), an approximate 7% interest in its dealer software and technology services operation (“CDK Global”) and an approximate 5% interest in its work access services operation (“BrandSafway”) to the New Fund.

Brookfield Business Partners will receive units of the New Fund (the “Units”) with an initial redemption value of approximately $690 million, representing an aggregate 8.6% discount to the net asset value (“NAV”) of the interests sold. In the 18-month period following the initial closing of the New Fund, expected later this year, the Units are expected to be redeemed for cash at an 8.6% discount to NAV at the time of redemption. Any remaining Units still outstanding after this 18-month period will be redeemable at NAV.

A joint independent committee comprising independent directors of Brookfield Business Partners retained an independent financial advisor and external legal counsel to assist with their review of the Transaction. The joint independent committee received a fairness opinion from their independent financial advisor, and following consultation with their advisors determined that the Transaction is fair and in the best interests of Brookfield Business Partners.

Anuj Ranjan, CEO of Brookfield Business Partners said, “The Transaction provides a strong outcome for Brookfield Business Partners’ unitholders and shareholders and provides the new evergreen private equity strategy with an immediate diversified seed portfolio prior to its launch. The realization of these partial interests, at a value that is accretive to the trading price of our units and shares, enables Brookfield Business Partners to continue to accelerate the return of capital under current and future buyback programs, reinvest in the growth of its business and reduce corporate leverage.”

The sale is expected to be completed on July 4, 2025.

Independent Review Process

The Transaction was reviewed by independent committees (the “Independent Committees”) formed by the boards of directors of the general partner of Brookfield Business Partners L.P. and of Brookfield Business Corporation (collectively, the “Boards”), which are comprised of independent directors. The Independent Committees retained Stikeman Elliott LLP as their external counsel and Origin Merchant Partners as their independent financial advisor to assist in their review of the Transaction.

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The Independent Committees received an opinion from Origin Merchant Partners that, subject to various assumptions, qualifications and limitations to be set forth in its opinion letter, the consideration to be received by Brookfield Business Partners L.P. and Brookfield Business Corporation pursuant to the Transaction is fair, from a financial point of view, to Brookfield Business Partners L.P. and Brookfield Business Corporation.

After consultation with their independent financial and legal advisors, the Independent Committees unanimously determined that the Transaction is fair to and in the best interests of Brookfield Business Partners L.P. and Brookfield Business Corporation, and unanimously recommended to the Boards that Brookfield Business Partners L.P. and Brookfield Business Corporation approve the Transaction. The Boards have unanimously (excluding conflicted directors, who did not participate in deliberations) determined that the Transaction is in the best interests of Brookfield Business Partners L.P. and Brookfield Business Corporation and approved the Transaction.

As the value of the Transaction is less than 25% of the consolidated market capitalization of Brookfield Business Partners L.P., the Transaction is exempt from the formal valuation and minority shareholder approval requirements under applicable securities laws.

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Brookfield Business Partners is a global business services and industrials company focused on owning and operating high-quality businesses that provide essential products and services and benefit from a strong competitive position. Investors have flexibility to invest in our company either through Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN), a limited partnership or Brookfield Business Corporation (NYSE, TSX: BBUC), a corporation. For more information, please visit https://bbu.brookfield.com.

Brookfield Business Partners is the flagship listed vehicle of Brookfield Asset Management’s Private Equity Group. Brookfield Asset Management is a leading global alternative asset manager with over $1 trillion of assets under management.

For more information, please contact:

Investor Relations:	Media:

Alan Fleming	Marie Fuller
Tel: +1 416 645 2736	Tel: +44 207 408 875
Email: alan.fleming@brookfield.com	Email: marie.fuller@brookfield.com

Cautionary Statement Regarding Forward-looking Statements and Information

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements with respect to the CDK Global, BrandSafway and DexKo businesses, their growth and leadership prospects and the Transaction described in this news release, including the expected redemption value of the Units, the timeline for redemption and the use of the proceeds therefrom, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “views”, “potential”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that such forward-looking statements are based upon reasonable assumptions and expectations, investors and other readers should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners, CDK Global, BrandSafway and/or DexKo to differ materially from anticipated future results, performance or achievements expressed or implied by such forward- looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and forward-looking information herein.

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Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following: the cyclical nature of our operating businesses and general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation, commodity prices and volatility in the financial markets; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; business competition, including competition for acquisition opportunities; strategic actions including our ability to complete dispositions and achieve the anticipated benefits therefrom; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; changes to U.S. laws or policies, including changes in U.S. domestic and economic policies as well as foreign trade policies and tariffs; technological change; litigation; cybersecurity incidents; the possible impact of international conflicts, wars and related developments including terrorist acts and cyber terrorism; operational, or business risks that are specific to any of our business services operations, infrastructure services operations or industrials operations; changes in government policy and legislation; catastrophic events, such as earthquakes, hurricanes and pandemics/epidemics; changes in tax law and practice; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States including those set forth in the “Risk Factors” section in our annual report for the year ended December 31, 2024 filed on Form 20-F.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements and information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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